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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



                                                          SEC File Number
                                           333-11801-01 (MS Acquisition Corp.)
                                            333-11801 (Aetna Industries, Inc.)


(Check One):
[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

                              MS ACQUISITION CORP.
                             AETNA INDUSTRIES, INC.
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                             Full Name of Registrant

                                      None
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                            Former Name if Applicable


                    1, rue Thomas Edison, Quartier des Chenes
                      78056 St. Quentin en Yvelines, France

                      24331 Sherwood Avenue, P.O. Box 3067
                  Centerline, Michigan 48015-0067 United States
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                    Addresses of Principal Executive Offices





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PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         MS Acquisition Corp. ("MS"), the sole stockholder of Aetna Industries, Inc., completed a combination with Societe Financiere d' Etude et de Developpement Industriel et Technologique S.A., a French societe anonyme ("Sofedit"), as reported in its Current Report on Form 8-K dated April 14, 1998 and filed April 29, 1998. The combination of Sofedit and MS has been accounted for as a reverse acquisition. For accounting purposes, Sofedit is considered to be the acquiror of, and the predecessor to, MS. The 1998 Annual Report on Form 10-K will be the initial filing of an annual report that reflects the results of such combination.

         As a result of circumstances affecting the registrants in connection with the preparation of consolidated financial information for their multinational operations and the preparation of certain pro forma financial information, the registrants are currently in the process of finalizing their consolidated financial statements and their independent accountants are in the process of completing the audits associated therewith. The delays associated therewith have caused the registrants to require additional time for the completion of their Annual Report on Form 10-K for the year ended December 31, 1998.

         The foregoing reasons for the registrants' delay in filing their 1998 Annual Report on Form 10-K could not be eliminated without unreasonable effort and expense.



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PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Harold A. Brown                         (810) 759-2200
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                Name                         Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                                           [x]  Yes     [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [x]  Yes     [  ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Due to the combination of MS with Sofedit as reported in its Current Report on Form 8-K dated April 14, 1998 and filed April 29, 1998, there will be a significant change in results of operations from the last fiscal year since the current year will include the combined operations of MS and Sofedit.

         Because of the combination, the complexities associated therewith, and the preliminary nature of the audit, the registrants believe an estimate of the results of operations would not be meaningful to investors and cannot be made in lieu of the more extensive disclosure required in the 1998 Annual Report on Form 10-K.

                              MS ACQUISITION CORP.
                             AETNA INDUSTRIES, INC.
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                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                             MS ACQUISITION CORP.

DATE:   April 1, 1999        BY:      /s/ Harold A. Brown
                                      ---------------------------------
                                     Harold A. Brown
                                     Vice President, Finance and Secretary

                            AETNA INDUSTRIES, INC.

DATE:   April 1, 1999       BY:      /s/ Harold A. Brown
                                     -------------------------------------
                                     Harold A. Brown
                                     Vice President, North America and Secretary



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                                                                    Exhibit 1
                               Arthur Andersen LLP
                         500 Woodward Avenue, Suite 2700
                          Detroit, Michigan 48226-3424

                                  April 1, 1999

Mr. Jean-Claude Garolla                          Mr. Harold A. Brown
Chief Financial Officer                          Chief Financial Officer
MS Acquisition Corp.                             Aetna Industries, Inc.
1, Rue Thomas Edison                             24331 Sherwood Avenue
Quartier des Chenes - B.P. 605                   Centerline, Michigan 48016-0067
78056 St. Quentin en Yvelines Cedex
France

                  Re:  Delayed filing of 1998 Annual Report on Form 10-K

Dear Messrs. Garolla and Brown:

                   We have read the Form 12b-25 of MS Acquisition Corp. and Aetna Industries, Inc. with respect to their 1998 Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

                  We hereby consent to the filing of this letter with such companies' Notification of Late Filing on Form 12b-25.


                                             /s/  ARTHUR ANDERSEN LLP





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